SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                             -----------------------

                                 SCHEDULE 13E-3

              Rule 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)
                                 Final Amendment

                          SEL-DRUM INTERNATIONAL, INC.
                              (Name of the Issuer)

                                 Camille Cotran
                             C. Cotran Holding Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    816080105
                      (CUSIP Number of Class of Securities)

                                 Camille Cotran
                              220 Boul. Industriel
                          Boucherville, Quebec, Canada
                                     J4B 2X4
                                 (450) 641-3516

                                 with a copy to:

                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                                 430 Park Avenue
                            New York, New York 10022
                                 (212) 308-8866

--------------------------------------------------------------------------------
  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)
--------------------------------------------------------------------------------

     This statement is filed in connection with (check the appropriate box):

     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Act of 1934

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.   [_]  A tender offer.

     d.   [X]  None of the above

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

-------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE

            Transaction                                Amount of
            Valuation (1)                            Filing Fee (2)
             $97,528.00                                  $19.51

(1) Estimated solely for the purpose of calculating the filing fee. The transaction valuation is based upon the aggregate cash consideration to be paid by C. Cotran Holding Inc. ("Holding") for the outstanding shares of common stock of Sel-Drum International, Inc. ("Sel-Drum") that it does not currently own. The transaction valuation indicated above was calculated by multiplying (a) the per share offer price of $.40, by (b) 243,820, which represents the number of shares of Sel-Drum common stock not owned by Holding as of December 28, 2000.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the securities to be acquired.

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. [ ]

Amount previously Paid: ___________________    Filing Party ____________________

Form or Registration No. __________________    Date Filed: _____________________

INTRODUCTION

This Amendment No 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended by Amendment No. 1 thereto, the "Transaction Statement") jointly filed by C. Cotran Holding Inc. ("Holding") and Camille Cotran relating to the intended acquisition, pursuant to a plan for binding share exchange, by Holding, a Canadian corporation, of all of the issued and outstanding shares of common stock of Sel-Drum International Inc. ("Sel-Drum"), a New York corporation, that are not owned by Holding.

     The purpose of this Amendment No. 2 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3). Capitalized terms used but not defined herein shall have the meaning set forth in the Transaction Statement.

Item 15. Additional Information

     On April 16, 2001, Holding delivered a Certificate of Exchange to the department of state of the State of New York ("Department of State") relating to a plan for binding share exchange for all of the outstanding shares of common stock of Sel-Drum that Holding did not own. The Certificate of Exchange was filed by the Department of State on April 16, 2001, at which time (i) Holding acquired all of the outstanding shares of common stock of Sel-Drum that it did not previously own, and (ii) each shareholder of Sel-Drum common stock (other than for Holding) became entitled to receive $.40 in cash, without interest, from Holding for each share so acquired.

     As a result of the binding share exchange, Sel-Drum's duty under Section 15(d) of the Securities Exchange Act of 1934 (the "Act") to file reports required under Section 13 of the Act with respect to its class of common stock became eligible for suspension (the registration of the common stock under Section 12(g) of the Act having previously been terminated) pursuant to Rule 12h-3 under the Act. Accordingly, on April 17, 2001, Sel-Drum filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission. As a further result of the binding share exchange, the common stock of Sel-Drum became ineligible for quotation on the NASD OTC Bulletin Board (the "Bulletin Board") and ceased to trade on the Bulletin Board on April 18, 2001.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

                                            C. COTRAN HOLDING INC.



                                            By: /s/ Camille Cotran
                                                --------------------------------
                                            Name: Camille Cotran
                                            Title: President

                                            April 18, 2001
                                            ------------------------------------
                                            (Date)



                                            /s/ Camille Cotran
                                            ------------------------------------
                                            Camille Cotran

                                            April 18, 2001
                                            ------------------------------------
                                            (Date)